EXHIBIT 5.1

OPINION OF MCDERMOTT WILL & EMERY LLP

Clinical Data, Inc.
One Gateway Center, Suite 411
Newton, Massachusetts 02458

Re:    Registration Statement on Form S-8

Ladies and Gentlemen:

We have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission on or about January 13, 2006 (the “Registration Statement”), in connection with the registration under the Securities Act of 1933, as amended, of 40,000 shares of common stock, par value $0.01 per share (the “Shares”) of Clinical Data, Inc., a Delaware corporation (the “Registrant”), issuable upon the exercise of stock options originally granted under (i) the Icoria, Inc. 2003 Employee, Director and Consultant Stock Plan, as restated, and (ii) the TissueInformatics.Inc 2001 Stock Option Plan (collectively, the “Assumed Options”). The Assumed Options have been assumed by the Registrant pursuant to the Agreement and Plan of Merger, dated September 19, 2005 (the “Merger Agreement”), among the Registrant, Irides Acquisition Corporation, a wholly-owned subsidiary of the Registrant and Icoria, Inc.

As the Registrant’s counsel in connection with this transaction, we have examined such documents and undertaken such further inquiry as we consider necessary for rendering the opinion hereinafter set forth.

It is our opinion that, when issued and sold in accordance with the terms and conditions of the Assumed Options, the Shares will be legally and validly issued, fully-paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement, and further consent to the use of our name wherever appearing in the Registration Statement and any amendments thereto.

Very truly yours,
/s/ McDermott Will & Emery LLP
McDermott Will & Emery LLP